UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SandRidge Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

80007P 307

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007P 307

1.	Names of Reporting Persons. ARES CORPORATE OPPORTUNITIES FUND II, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 5,901,309 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 5,901,309 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,901,309 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80007P 307

1.	Names of Reporting Persons. ARES SANDRIDGE, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,597,481 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,597,481 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,597,481 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80007P 307

1.	Names of Reporting Persons. ARES SANDRIDGE 892 INVESTORS, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,501,210 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,501,210 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,501,210 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80007P 307

1.	Names of Reporting Persons. ARES SANDRIDGE CO-INVEST, LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 400 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 400 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 400 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0002%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 80007P 307

1.	Names of Reporting Persons. ACOF MANAGEMENT II, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 10,000,000 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 10,000,000 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80007P 307

1.	Names of Reporting Persons. ACOF OPERATING MANAGER II, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 10,000,000 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 10,000,000 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80007P 307

1.	Names of Reporting Persons. ARES MANAGEMENT LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 10,001,188 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 10,001,188 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,001,188 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 80007P 307

1.	Names of Reporting Persons. ARES PARTNERS MANAGEMENT COMPANY LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 10,001,188 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 10,001,188 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,001,188 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on November 26, 2007 (this “Schedule 13G”).

Item 1.
	(a)	Name of Issuer: SandRidge Energy, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 123 Robert S. Kerr Avenue Oklahoma City, Oklahoma 73102

Item 2.
(a)

Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), Ares SandRidge, L.P. (“Ares SandRidge”), Ares SandRidge 892 Investors, L.P. (“Ares 892”), Ares SandRidge Co-Invest, LLC (“Ares Co-Invest”), ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC (“Ares Management”) and Ares Partners Management Company LLC (“Ares Partners Management”) (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

	(c)	Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”).
	(e)	CUSIP Number: 80007P 307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J). Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned and (b) Percent of class:

ACOF II is the direct beneficial owner of 5,901,309 shares of Common Stock, or approximately 3.6% of the outstanding Common Stock.  Ares SandRidge is the direct beneficial owner of 1,597,481 shares of Common Stock, or approximately 1.0% of the outstanding Common Stock.  Ares 892 is the direct beneficial owner of 2,501,210 shares of Common Stock, or approximately 1.5% of the outstanding Common Stock.  Ares Co-Invest is the direct beneficial owner of 400 shares of Common Stock, or approximately 0.0002% of the outstanding Common Stock.

The aggregate number of shares of Common Stock directly beneficially owned by ACOF II, Ares SandRidge, Ares 892 and Ares Co-Invest may be deemed to be beneficially owned by each of the Reporting Persons.

The aggregate number of shares of Common Stock beneficially held by each of Ares Management and Ares Partners Management also includes 788 shares that will be deliverable within 60 days of December 31, 2008 upon vesting of restricted stock units held by Mr. Jeffrey Serota, a director of the Company, as a nominee on behalf of, and for the sole benefit of, Ares Management.  Mr. Serota has assigned all economic, pecuniary and voting rights in respect of these shares of Common Stock to Ares Management.  Mr. Serota is associated with Ares Management and certain of the other Ares entities.  Mr. Serota disclaims beneficial ownership of these shares and the filing of this Schedule 13G shall not be deemed an admission that Mr. Serota is the beneficial owner of, or has any interest in, any securities not directly owned by Mr. Serota for purposes of Section 13 of the Act or for any other purpose.

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock in which it does not have a pecuniary interest.

All of the percentages calculated in this Schedule 13G are based upon an aggregate of  166,061,227 shares of Common Stock outstanding as of October 31, 2008, as disclosed in the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2008.

	(c)	Number of shares as to which each reporting person has:
		(i)	Sole power to vote or to direct the vote: See Item 5 of the cover page for each Reporting Person.
		(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover page for each Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover page for each Reporting Person.
		(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover page fo each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See response to Items 4(a) and (b).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2009	ARES PARTNERS MANAGEMENT COMPANY LLC

	By:	/s/ Michael D. Weiner
Name: Michael D. Weiner Title: Authorized Signatory

ARES MANAGEMENT LLC

	By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein Title: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

	By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein Title: Authorized Signatory

ACOF MANAGEMENT II, L.P.

BY: ACOF OPERATING MANAGER II, L.P., its general partner

	By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein Title: Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

BY: ACOF OPERATING MANAGER II, L.P., its manager

	By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein Title: Authorized Signatory

ARES SANDRIDGE, L.P.

BY: ACOF MANAGEMENT II, L.P., its general partner BY: ACOF OPERATING MANAGER II, L.P., its general partner

By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein Title: Authorized Signatory

ARES SANDRIDGE 892 INVESTORS, L.P.

BY: ACOF MANAGEMENT II, L.P., its general partner BY: ACOF OPERATING MANAGER II, L.P., its general partner

By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein Title: Authorized Signatory

ARES SANDRIDGE CO-INVEST, LLC

BY: ARES MANAGEMENT LLC, its manager

By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein Title: Authorized Signatory